SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2012
Commission File Number	001-35400
Just Energy Group Inc.
(Translation of registrant’s name into English)
6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated December 12, 2012.

This report on Form 6-K is specifically incorporated by reference into the Registrant's registration statement on Form S-8 (File No. 333-183594).

Document 1

JUST ENERGY GROUP INC.

MATERIAL CHANGE REPORT
(Form 51-102F3)

1.	Reporting Issuer:

Just Energy Group Inc. (“Just Energy”)
6345 Dixie Road, Suite 200
Mississauga, Ontario
L5T 2E6

2.	Date of Material Change:

December 12, 2012

3.	News Release:

A copy of the press release issued by Just Energy and filed with the TSX, NYSE and through Canadian News Wire Service on December 12, 2012 is attached as Schedule A.

4.	Summary of Material Change:

Just Energy announced it had closed an investment with CPPIB Credit Investments Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board ("CPPIB"),  in the form of C$105 million of unsecured, five and a half year term notes with a 9.75% coupon (the "Notes"), issued pursuant to a trust indenture with Computershare Trust Company of Canada (the "Indenture").

5.	Full Description of Material Change:

Just Energy announced it had closed an investment with CPPIB Credit Investments Inc.  in the form of C$105 million of unsecured, five and a half year term Notes with a 9.75% coupon, issued pursuant to a trust indenture with Computershare Trust Company of Canada.

Just Energy intends to use the net proceeds from the financing to reduce its drawings on its working capital line, fund future growth and for general corporate purposes.  CIBC World Markets Inc. and National Bank Financial Inc. acted as agents on the transaction.

The key terms of the Notes are as follows:

Principal:	C$105 million investment
Coupon:	9.75%
Pricing:	Issued at par

Ranking:	Senior unsecured indebtedness
Term:	Five and a half years
Prepayment:	Make whole and change of control provisions as described in the Indenture
Covenants:	Certain customary covenants with respect to additional debt incurrence, dividends, asset sales and other usual covenants to be set forth in the Indenture

6.	Reliance on Confidentiality Provision:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

For further information, please contact Ken Hartwick, Chief Executive Officer and President at (905) 795-3557 or Beth Summers, Chief Financial Officer at (905) 795-4206.

9.	Date of Report:

December 20, 2011

SCHEDULE A

TSX:      JE.
NYSE:   JE.

●	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES $105 MILLION INVESTMENT BY CPPIB CREDIT INVESTMENTS INC.

TORONTO, ONTARIO – December 12, 2012 - - Just Energy Group Inc. (“Just Energy” or the “Company”) is pleased to announce that it has closed an investment with CPPIB Credit Investments Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board ("CPPIB").  The investment is in the form of C$105 million of unsecured, five and a half year term notes with a 9.75% coupon (the "Notes"), issued pursuant to a trust indenture with Computershare Trust Company of Canada (the "Indenture").

Just Energy intends to use the net proceeds from the financing to reduce its drawings on its working capital line, fund future growth and for general corporate purposes.  CIBC World Markets Inc. and National Bank Financial Inc. acted as agents on the transaction.

The key terms of the Notes are as follows:

Principal:	C$105 million investment
Coupon:	9.75%
Pricing:	Issued at par
Ranking:	Senior unsecured indebtedness
Term:	Five and a half years
Prepayment:	Make whole and change of control provisions as described in the Indenture
Covenants:	Certain customary covenants with respect to additional debt incurrence, dividends, asset sales and other usual covenants to be set forth in the Indenture

Rebecca MacDonald, Executive Chair of Just Energy, said: “We are pleased to have completed this financing with CPPIB, a leading global institutional investor. Their thorough professionalism made this a straightforward transaction during a time of volatile markets.”

Ken Hartwick, Chief Executive Officer, added: “This financing is important to Just Energy because it provides the capital necessary to fund our growth and support near term refinancing requirements. We will continue to assess our capital needs to ensure that a stable, long term funding model remains in place.”

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

About CPPIB Credit Investments Inc.:

CPPIB Credit Investments Inc. is a multi-faceted global credit investment provider wholly owned by Canada Pension Plan Investment Board (CPPIB).  Since its inception, the group has invested approximately C$10 billion of capital and currently holds approximately C$4 billion of credit investments. With investments in the Americas, Europe and Asia, the team is focused on providing debt financing across the entire capital structure including term loans, high-yield bonds, mezzanine lending and other solutions for corporations.

CPPIB is a professional investment management organization that invests the funds not needed by the Canada Pension Plan ("CPP") to pay current benefits on behalf of 18 million Canadian contributors and beneficiaries. In order to build a diversified portfolio of CPP assets, CPPIB invests in public equities, private equities, real estate, inflation-linked bonds, infrastructure and fixed income instruments. Headquartered in Toronto, with offices in London and Hong Kong, CPPIB is governed and managed independently of the Canada Pension Plan and at arm's length from governments. At September 30, 2012, the CPP Fund totaled $170.1 billion. For more information about CPPIB, please visit www.cppib.ca

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

This news release and the information contained herein does not constitute an offer of the Notes for sale in the United States and the Notes may not be offered or sold in the United States, absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws. The Notes have not been and will not be registered under the Securities Act.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

or

Mr. Ken Hartwick, C.A.
President and Chief Executive Officer
Phone: (905) 795-3557

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Date:	December 20, 2012	By:	/s/ Robert Donaldson
Name: Robert Donaldson Title: Authorized Signatory